March 28, 2012

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                               Antero Resources Finance Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 30, 2011

Response Letter Dated January 13, 2012

File No. 333-164876

Ladies and Gentlemen:

Set forth below are the responses of Antero Resources Finance Corporation (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 30, 2011, with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”), File No. 333-164876, filed with the Commission on March 30, 2011, and the Company’s response letter dated January 13, 2012.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

General

1.                                      In your response to prior comment 1 from our letter dated December 30, 2011, you acknowledge that Antero Resources LLC is the proper registrant to file periodic reports.  In this regard, you propose to begin treating Antero Resources LLC as the reporting entity on a prospective basis.  However, Antero Resources LLC’s reporting obligations were triggered when the registration statement on Form S-4 (File No. 333-164876) was declared effective on June 14, 2010.  Please file on behalf of Antero Resources LLC all reports that were filed by Antero Resources Finance Corporation since that date.

RESPONSE:

We acknowledge the Staff’s comment and will undertake to file, as soon as practicable, on behalf of Antero Resources LLC all reports that have been filed by Antero Resources Finance Corporation since June 14, 2010.  In addition, as discussed with the Staff, we intend to make certain changes to our Annual Report on Form 10-K for the year ended December 31, 2010 in order to respond to the Staff’s comments 2 through 5 from its initial comment letter dated December 30, 2011.

*        *        *        *        *

In connection with responding to the Staff’s comments, we acknowledge that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact the undersigned at (303) 357-7310 or Matt Strock of Vinson & Elkins L.L.P. at (713) 758-3452.

Very truly yours,

ANTERO RESOURCES LLC
ANTERO RESOURCES FINANCE CORPORATION

By:	/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President and Chief Financial Officer

Enclosures

cc:     W. Matthew Strock, Vinson & Elkins L.L.P.